Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Augusta Resource Corp. (TSX/NYSE: AZC)(“Augusta” or the “Company”)
Suite 555 -999 Canada Place
Vancouver, British Columbia V6C 3E1

Item 2 Date of Material Change

December 12, 2013

Item 3 News Release

The news release was disseminated on December 12, 2013 by CNW.

Item 4 Summary of Material Change

Augusta is pleased to announce that Rosemont Copper’s draft Record of Decision (“ROD”) and final Environmental Impact Statement (“EIS”) has been printed and published by the U.S. Forest Service (“USFS”). The Notice of Availability for the final EIS is expected to be published in the Federal Register on December 13, 2013, and the draft ROD to be available on December 16, 2013.

Item 5 Full Description of Material Change

See attached Press Release.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7 Omitted Information

None

Item 8 Executive Officers

Purni Parikh, Vice President, Corporate Secretary at (604) 687-1717.

Item 9 Date of Report

December 19, 2013.

NEWS RELEASE

Augusta Resource Announces Publication of Rosemont Draft
ROD Approving Preferred Alternative

Toronto, Ontario, December 12, 2013 – Augusta Resource Corporation (TSX/NYSE MKT: AZC) (“Augusta” or “the Company”) is pleased to announce that Rosemont Copper’s draft Record of Decision (“ROD”) and final Environmental Impact Statement (“EIS”) has been printed and published by the U.S. Forest Service (“USFS”). The Notice of Availability for the final EIS is expected to be published in the Federal Register on December 13, 2013, and the draft ROD to be available on December 16, 2013.

The draft ROD selects Alternative 4, the Barrel Alternative, which was identified as the USFS preferred alternative in the final EIS. This alternative complies with applicable Federal and State laws and regulations and is considered to be the environmentally preferable alternative as it, where feasible, minimizes adverse environmental and social impacts. The draft ROD also includes mitigation measures that have been developed to avoid, minimize, rectify, reduce, eliminate or compensate for the impacts that the action alternative would have on the environment.

As stated in the Draft ROD by Jim Upchurch, Forest Supervisor, Coronado National Forest:

“With these factors in mind, I did not take this decision lightly...My decision to approve the proposal is guided by Federal law…My decision allows Rosemont Copper to develop its mineral resource while requiring a wide array of mitigation and monitoring steps that will minimize or avoid impacts on NFS lands to the extent practicable…Importantly, my decision implements an alternative that will allow Rosemont Copper to comply with applicable Federal laws and regulations.”

The legal notice for the draft ROD is planned to be published on December 31, 2013, with the comment period, which is statutorily limited to 45 days, to commence on January 1, 2014.

“The issuance of the draft ROD, which includes the approval of the preferred Barrel alternative, provides the roadmap for the operation of the Rosemont Copper Project,” commented Gil Clausen, Augusta’s President and Chief Executive Officer. “This decision is the conclusion of six years of analysis conducted by the USFS and the cooperating agencies. This input allowed the USFS to develop a sound alternative that will meet all of the required regulations while addressing public concerns and issues. Rosemont is very pleased with this decision and commends the USFS for their significant efforts.”

ABOUT AUGUSTA

Augusta is a base metals company focused on advancing the Rosemont Copper deposit near Tucson, Arizona. Rosemont hosts a large copper/molybdenum reserve that would account for about 10% of US copper output once in production (for details refer to www.augustaresource.com). The exceptional experience and strength of Augusta’s management team, combined with the developed infrastructure and robust economics of the Rosemont project, propels Augusta to becoming a solid mid-tier copper producer. The Company trades on the Toronto Stock Exchange and the NYSE MKT under the symbol AZC.

Contact Information
Augusta Resource Corporation
Letitia Cornacchia, Vice President,
Investor Relations and Corporate
Communications
Tel: (416) 860 6310
Email: lcornacchia@augustaresource.com

CAUTIONARY STATEMENTS REGARDING FORWARD LOOKING INFORMATION

Certain of the statements made and information contained herein may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws. Such forward-looking statements and forward-looking information include, but are not limited to statements concerning: expectations surrounding, short term financing, future project financings or refinancing; the Company’s plans at the Rosemont Project including timing for final permits and construction; estimated production; and capital and operating and cash flow estimates. Forward-looking statements or information include statements regarding the expectations and beliefs of management. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to: history of losses; requirements for additional capital; dilution; loss of its material properties; interest rates increase; global economy; no history of production; speculative nature of exploration activities; periodic interruptions to exploration, development and mining activities; environmental hazards and liability; industrial accidents; failure of processing and mining equipment; labour disputes; supply problems; commodity price fluctuations; uncertainty of production and cost estimates; the interpretation of drill results and the estimation of mineral resources and reserves; legal and regulatory proceedings and community actions; title matters; regulatory restrictions; permitting and licensing; volatility of the market price of Common Shares; insurance; competition; hedging activities; currency fluctuations; loss of key employees; as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form dated March 25, 2013. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. The Company disclaims any intent or obligation to update forward-looking statements or information except as required by law, and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.